Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                                Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                                Date of Material Change

The material change giving rise to the filing of this report occurred on May 19, 2011.

Item 3:                        News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on May 19, 2011.

Item 4:                                Summary of Material Change

On May 19, 2011, Minera Andes Inc. (“Minera Andes” or the “Corporation”) announced that the proposed spin-out of its copper assets, including the Los Azules project, has been deferred.

Item 5:                                Full Description of Material Change

On May 19, 2011, the Corporation announced that the proposed spin-out of its copper assets, including the Los Azules project, has been deffered.  Weaker financial markets, financing uncertainties, and a delayed legal decision all contributed to this decision by Minera Andes’ board of directors.

Item 5.2:                        Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                                Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report, and who can be contacted is Nils Engelstad, Vice President, Corporate Affairs of the Corporation.  He can be reached at 647-258-0395.

Item 9:                                Date of Report

May 24, 2011